Holland & Knight

111 S.W. Fifth Avenue, 2300 U.S. Bancorp Tower | Portland, OR 97204 | T 503.243.2300 | F 503.241.8014

Mark A. von Bergen

(503) 243-5874
mark.vonbergen@hklaw.com

September 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Ms. Suzanne Hayes, Assistant Director

Re:         Paulson Capital Corp.

Preliminary Proxy Statement on Schedule 14A

Filed July 26, 2013

File No. 000-18188

Dear Ms. Hayes:

On behalf of Paulson Capital Corp. (the “Company”), we hereby respond to the Staff's comment letter, dated August 30, 2013. The Company’s response to each comment is set forth below, in the order in which the comments were made in the Staff’s letter. We have included with this letter a redline copy of the revised Amendment No. 2 to the Proxy Statement as amended in response to the Staff’s comments to aid in expediting your review.

Preliminary Proxy Statement on Schedule 14A

Proposal One - Amendment and Restatement of the Articles of Incorporation.... page 5

1.     Please revise to discuss the anti-takeover effects of implementing a staggered board.

A new fifth paragraph has been added under "PROPOSAL 1 - AMENDMENT AND RESTATEMENT OF THE ARTICLES OF INCORPORATION TO AUTHORIZE THE CLASSIFICATION OF THE BOARD OF DIRECTORS INTO THREE CLASSES WITH STAGGERED TERMS" that discusses the anti-takeover effects of implementing a staggered board.

Atlanta | Boston | Chicago | Dallas | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami | New York | Northern Virginia |

Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

U.S. Securities and Exchange Commission

September 5, 2013

Proposal Two - Election of Directors, page 6

Director Independent and Leadership Structure, page 8

2.     We note your disclosure in response to prior comment 2. However, we also note that you have not disclosed the potential implications of your noncompliance with the NASDAQ listing requirements. Please revise to explain, if true, that continued noncompliance would contravene the terms of the subscription and escrow agreements related to the private placement transaction.

We have added disclosure at the end of the second paragraph under "DIRECTOR INDEPENDENCE AND LEADERSHIP STRUCTURE" to indicate that continued non-compliance with the NASDAQ listing requirements beyond January 23, 2014 would jeopardize the proposed financing if the financing has not closed by such date.

Proposal 6 - Authorization to Issue Securities in One or More Non-Public Offerings In Accordance With NADAQ Listing Rule 5635

3.      We note the revisions you made in response to comment 8. However, the proposal still appears to be seeking authorization to issue an unlimited number of shares on any terms determined by the Board. Please revise your proposal to address each of the following:

●

On page 22 you state that in no event will you issue common shares or common share equivalents "exceed the effective number of shares of Common Stock and Common Stock equivalents covered by this Proposal for which shareholder approval is sought (22,500,000 shares)." As currently drafted, your proposal does not limit the number of common shares or common share equivalents that may be issued in these transactions to 22,500,000 shares. The proposal only states that the aggregate number of shares may exceed 20% of your current shares outstanding. Please revise the proposal to quantify the maximum number of shares you may issue in these transactions.

We have added disclosure indicating that the maximum number of shares that may be issued in capital raising transactions is 50,000,000 shares (inclusive of the shares to be issued to DKR Ventures, LLC and Hudson Bay Master Fund Ltd. in the Financing).

●

Quantify the number of common shares that you will be able to sell in future transactions pursuant to this proposal after the close of the transactions with DKR Ventures and Hudson Bay Master Fund Ltd.

We have added disclosure indicating that the maximum number of shares that may be issued in capital raising transactions is 50,000,000 shares (inclusive of the shares to be issued to DKR Ventures, LLC and Hudson Bay Master Fund Ltd. in the Financing).

U.S. Securities and Exchange Commission

September 5, 2013

●	Please clarify whether the number of shares you may sell pursuant to this proposal will be similarly adjusted if you implement a reverse stock split.

We have added disclosure to the second paragraph under "Proposed Financing and Restructuring" indicating that the shares that may be sold upon approval of the proposal will be proportionally adjusted if a reverse stock split is implemented.

●

Please explain how the price of future issuances will be determined. Will you be able to issue shares at a lower price than the price of the shares issued to DKR Ventures and Hudson Bay Master Fund? If there are any limitations on a sale price, please describe the limitations.

We have added disclosure in the fifth paragraph under "PROPOSAL 6 - AUTHORIZATION TO ISSUE SECURITIES IN ONE OR MORE NON-PUBLIC OFFERINGS IN ACCORDANCE WITH NASDAQ LISTING RULE 5635" discussing how the price of shares issued in future offerings will be determined.

The Company acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Proxy Statement to me at (503) 243-5874.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Mark A. von Bergen

Mark A. von Bergen